UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0101
Washington, D.C. 20549	Expires: June 30, 2020
FORM 144	Estimated average burden hours per response ............ 1.00
NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
CUSIP NUMBER WORK LOCATION

ATTENTION:Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Freedom Holding Corp.	30-0233726	001-33034
1 (d) ADDRESS OF ISSUER (Street, City, State, Zip Code)	(e) TELEPHONE NO.
AREA CODE NUMBER
  "Esentai Tower" BC, Floor 7, 77/7 Al Farabi Ave., Almaty, KZ 050040
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS (Street. City, State, Zip Code)
Boris Cherdabayev		Director	Dostyk Ave. 202, 4th Floor BC Forum, Almaty KZ 050051

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

		SEC USE ONLY
3 (a) Title of the Class of Securities To be sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common	Lek Securities Corporation One Liberty Plaza, Floor 52 New York, NY 10006		18,474	1,212,079.14	59,474,712 as of June 8, 2021	Promptly after filing of this Form 144, but in no event more than 90 days after the date hereof.	Nasdaq

INSTRUCTIONS:
1      (a)Name of issuer
  (b)Issuer’s I.R.S. Identification Number
  (c)Issuer’s S.E.C. file number, if any
  (d)Issuer’s address, including zip code
  (e)Issuer’s telephone number, including area code

2.     (a)Name of person for whose account the securities are to be sold
  (b)Such person’s I.R.S. identification number, if such person is an entity
  (c)Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d)Such person’s address, including zip code

3.(a)Title of the class of securities to be sold
  (b)Name and address of each broker through whom the securities are intended to be sold
  (c)Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e)Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f)Approximate date on which the securities are to be sold
  (g)Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title ofthe Class	Date youAcquired	Name of Acquisition Transaction	Name of Person from Whom Acquired(If gift, also give date donor acquired)	Amount ofSecurities Acquired	Date ofPayment	Nature of Payment

Common	26 Nov 2003	Merger Transaction	Issuer	18,474	26 Nov 2003	Assets

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of SellerTitle of Securities SoldDate of SaleAmount ofSecurities SoldTitle of Securities Sold	Title of Securities Sold	Date of Sale	Amount ofSecurities Sold	Gross Proceeds
None

REMARKS:
INSTRUCTIONS: See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

July 1, 2021	/s/ Boris Cherdabayev
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)